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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A

MATERIAL FACT

São José dos Campos, October 12, 2016 – Embraer S.A. (NYSE: ERJ; BM&F BOVESPA: EMBR3) announces to its shareholders and the market that it is seeking to finalize final agreements with the U.S. Department of Justice and the U.S. Securities and Exchange Commission for the settlement of the allegations of  criminal and civil violations of the U.S. Foreign Corrupt Practices Act. In addition, the Company is seeking to finalize final agreements with the Brazilian Federal Public Prosecutor’s Office (Ministério Público Federal) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) for the settlement of the allegations of non-compliance with certain Brazilian laws.

We expect that the final agreements, if they are finalized, will be consistent with our prior disclosure made on July 29, 2016.

In fulfillment of our regulatory requirements, we will inform our shareholders and the market if and when the final agreements are finalized and become effective.

We will continue to cooperate with all relevant authorities.

José Antonio de Almeida Filippo

Executive Vice-President and Chief Financial Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer